Exhibit 99.1

GH Research Announces Novel Therapies Symposium Presentation and Posters at the 2025 ECNP Congress

Dublin, Ireland, October 9, 2025 – GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today announced the acceptance of a Novel Therapies Symposium Presentation at the 38th Annual European College of Neuropsychopharmacology Congress (ECNP) in Amsterdam, the Netherlands from October 11 – 14, where Professor Wiesław J. Cubała, MD, PhD,  Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, will present long-term clinical data on the safety and efficacy from the open label extension (OLE) of a randomized, double-blind, placebo-controlled Phase 2b clinical trial with GH001 in patients with treatment-resistant depression (TRD) (GH001-TRD-201).

Additionally, two posters have been accepted presenting safety and tolerability data from the open-label extension part of GH001-TRD-201 as well as data on the psychoactive effects of GH001 in patients with TRD from GH001-TRD-201.

“There remains a substantial unmet medical need for treatment-resistant depression, where many patients fail to achieve adequate relief with current therapies. In this context, the development of treatment options that combine strong efficacy, a favorable long-term safety profile, and a rapid-acting mechanism of action is particularly important,” said Professor Bernhard Baune, Director, Department of Psychiatry, University Hospital of Münster, Germany, and principal investigator in GH001-TRD-201. “Results from the 6-month open-label extension of GH001-TRD-201 provide important confirmation of GH001’s safety and tolerability profile. Treatment was well tolerated, with no treatment-related serious adverse events reported and no evidence of treatment-emergent suicidal intent or behavior. These findings reinforce confidence in GH001 as a novel and rapid-acting approach for TRD.”

GH Research is also organizing an Industry Satellite Symposium to discuss the potential of rapid-acting antidepressants in TRD.

Details:

Novel Therapies Symposium Presentation (ECNP)

Presentation Title: Long-Term Data for GH001 in Patients with Treatment-Resistant Depression

Presenting Author: Wiesław J. Cubala, Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland

Date and Time: October 13 from 3:00pm to 4:20pm CET

Poster (ECNP)

Poster Title: Psychoactive Effects of GH001 in Patients with Treatment-Resistant Depression: Results from a Phase 2b, Double-Blind, Randomized Controlled Trial

Presenting Author: Fabian Devlin, Mental Health Research for Innovation Centre, Mersey Care NHS Foundation Trust, United Kingdom

Date and Time: October 13 from 12:35pm to 2:00pm CET

Poster (ECNP)

Poster Title: Safety and Tolerability Results from a Phase 2b, Double-Blind Trial with an Open-Label Extension of GH001 in Treatment-Resistant Depression

Presenting Author: Bernhard T. Baune, Department of Psychiatry, University of Münster, Münster, Germany

Date and Time: October 14 from 12:35pm to 2:00pm CET

Industry Satellite Symposium

Title: Time Matters: The Potential of Rapid-Acting Antidepressants in Treatment-Resistant Depression

Faculty Members: (1) Prof Wiesław J. Cubała, MD, PhD, Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk; (2) Prof Michael E. Thase, MD, PhD, Department of Psychiatry, Yale School of Medicine, New Haven, CT, USA, and Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia; (3) Prof Johannes G. Ramaekers, PhD, Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk; (4) Dr Lisa Harding, MD, Mood Institute, Milton, CT, USA, and Department of Psychiatry, Yale School of Medicine

Date and Time: October 12 from 8:40am to 10:00am CET

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression (TRD).

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a MADRS reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has potential to change the way TRD is treated today.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our plans, strategies and prospects for our business, including the development and therapeutic potential of mebufotenin. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations
Julie Ryan
GH Research PLC
investors@ghres.com